Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
ORIC Pharmaceuticals, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-237840) on Form S-8 of ORIC Pharmaceuticals, Inc. of our report dated March 23, 2021, with respect to the balance sheets of ORIC Pharmaceuticals, Inc. as of December 31, 2020 and 2019, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of ORIC Pharmaceuticals, Inc.

/s/ KPMG LLP

San Diego, California
March 23, 2021